Mail Stop 4561

September 27, 2006

Mr. Charles Zhang
Chairman and Chief Executive Officer
Sohu.Com Inc.
Level 12, Vision International Center
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re:** **Sohu.Com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **File No. 000-30961**

Dear Mr. Zhang:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

cc: Via Facsimile (617) 574-7568
        Timothy B. Bancroft, Esq.
        Goulston & Storrs, P.C.
        Telephone: (617) 574-3511